Exemption File No. 82-35011

07028376

Emeco Holdings Limited

RECEIVED
2007 NOV 30 A 6:01

SUPPL

19 November 2007

Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgment

Appendix 3Y – change of director's interest notices

Attached are appendices 3Y in respect of fully paid ordinary shares of Emeco Holdings Ltd for the following directors of the Company:

- Alec Brennan;
- Peter Johnston; and
- Greg Minton.

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

PO Box 1173
West Perth WA 6872

Ground Floor, 10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Emeco Holdings Ltd**
ABN	**89 112 188 815**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alec Brennan
Date of last notice	2 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bettyal Pty Ltd is the trustee of the Bettyal Superannuation Fund, a fund of which Mr Brennan is a beneficiary
Date of change	19 November 2007
No. of securities held prior to change	531,420 held by Bettyal Pty Ltd
Class	Ordinary shares
Number acquired	250,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average of $1.147 per share
No. of securities held after change	781,420 shares by Bettyal as trustee of the Bettyal Superannuation Fund 500,000 shares held directly by Mr Brennan
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Emeco Holdings Ltd**
ABN	**89 112 188 815**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Johnston
Date of last notice	1 September 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Peter Johnston is the joint trustee of the Johnston Family Trust, a trust related to Mr Johnston
Date of change	19 November 2007
No. of securities held prior to change	20,000
Class	Ordinary shares
Number acquired	30,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.13 per share
No. of securities held after change	50,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Emeco Holdings Ltd**
ABN	**89 112 188 815**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory Minton
Date of last notice	1 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Minton Super Pty Ltd is the trustee of the Minton Family Superannuation Fund, a fund of which Mr Minton is a beneficiary
Date of change	19 November 2007
No. of securities held prior to change	53,305 held by Minton Superannuation Pty Ltd
Class	Ordinary shares
Number acquired	200,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average of $1.137 per share
No. of securities held after change	253,305 shares by Minton Super Pty Ltd as trustee of the Minton Family Superannuation Fund 107,962 shares held directly by Wizard Discretionary Pty Ltd as the trustee of the Wizard Discretionary Trust, a trust related to Mr Minton
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	19-Nov-2007
Time	18:01:50
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notification of change of directors' interests

END